Filed by GenStar Therapeutics Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Vascular Genetics Inc.
Commission File No.: 000-27264

Contacts:
Robert E. Sobol, M.D. Chief Executive Officer GenStar Therapeutics (858) 450-5949 www.genstar-rx.com	Richard E. Otto President and Chief Executive Officer Vascular Genetics Inc (404) 526-6300 www.vasculargenetics.com

For Immediate Release:

GenStar Therapeutics Announces Operational Changes to Reduce Expenses And
Concentrate Resources on Later Stage Lead Cardiovascular Products
of Combined Organization

Services Agreement Planned with Merger Partner Vascular Genetics Inc.

CorAutus Genetics Inc. to be Name of Combined Organization

SAN DIEGO, and ATLANTA, Nov. 14 /PRNewswire-FirstCall/ — GenStar Therapeutics Corporation (Amex: GNT—News) announced today that it is restructuring its operations to reduce expenses and concentrate its resources on the later stage cardiovascular products that will be the focus of the company following completion of the planned merger with Vascular Genetics Inc. (VGI). GenStar and Vascular Genetics also announced that they intend to enter into a services agreement for the VEGF-2 product for refractory angina that will be the lead product of the merged company. Separately, GenStar announced financial results for the third quarter of 2002.

The merger between Vascular Genetics and GenStar is expected to be completed during the first quarter of 2003. It is anticipated that the name of the combined organization will be CorAutus Genetics Inc.

In anticipation of the merger, GenStar will be concentrating its resources on lead product development programs for the VEGF-2 cardiovascular disease products of its merger partner, Vascular Genetics. VEGF-2, a promising gene- based therapy for the treatment of severe cardiovascular disease and angina, will be the key focus of the combined organization’s development efforts. The combined organization plans to initiate late stage clinical testing in patients with refractory angina that is inadequately treated by conventional therapies.

As part of these operational changes, GenStar Therapeutics has reduced its research and administrative staff by approximately 30 percent. Prior to the reduction, GenStar Therapeutics employed approximately 45 individuals. GenStar also plans to consolidate all of its current operations into its Barnes Canyon facility, which currently houses its manufacturing operations, and then sublet its executive administrative and laboratory space, as well as implement certain

GenStar Therapeutics Press Release
November 14, 2002

other cost containment initiatives. GenStar believes that these changes will reduce its cash expenditures by approximately $200,000 per month.

“We believe that the most appropriate strategy at this time is to focus our resources on the VEGF-2 cardiovascular product that has progressed to later stage clinical development”, stated Robert E. Sobol M.D. Chief Executive Officer of GenStar.

Vascular Genetics and GenStar plan to enter into a services agreement to further develop the VEGF-2 products, which treat serious cardiovascular disease. “This agreement should accelerate the development of the VEGF-2 product and facilitate the integration of the merged companies,” stated Richard E. Otto, President and Chief Executive Officer of Vascular Genetics.

About Vascular Genetics

Vascular Genetics Inc. was founded in 1997 to develop the pioneering research of the late Dr. Jeffery M. Isner, utilizing gene therapy for the treatment of severe cardiovascular disease. VGI believes that successful development of VEGF-2 applications to treat critical ischemic diseases of the heart and peripheral vascular systems will position it as an industry leader in the cardiovascular therapeutics market.

About GenStar

GenStar Therapeutics is a biopharmaceutical company that since 1995 has been developing innovative gene therapy products for the treatment of serious medical disorders. The company’s research and development efforts, utilizing advanced gene delivery technologies, have focused on hemophilia, cancer and vaccines. The Company has research agreements with Baxter Healthcare and Centocor, a Johnson & Johnson company. GenStar’s hemophilia, prostate cancer and HIV/AIDS product development programs are supported, in part, by grants from the National Cancer Institute and the National Institutes of Health.

Forward-looking Statements

Certain statements in this press release, including statements regarding synergies of the proposed merger and the opportunities that it will bring the combined organization, future FDA and regulatory approvals, future performance or results of current and anticipated gene therapy products, expenses and financial results are forward-looking statements that are subject to risks and uncertainties. Results could differ materially based on various factors including, and without limitation: the parties’ ability to achieve the expected synergies; obtaining necessary FDA and other regulatory approvals; uncertainties relating to the proposed merger; satisfaction of various closing conditions; general economic conditions and the related impact on research and development spending in the area of gene therapy; demand for the combined organization’s gene therapy products; proprietary protection of our gene therapy products and its market success relative to alternative products; rapid changes in the area of gene therapy research and development; and adverse changes in market conditions in both the United States and internationally. Consequently, no forward-looking statement can be guaranteed. Any or all of our forward-looking statements in this press release and in any other public statements may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Actual future results may vary materially. We undertake no obligation to publicly update any

GenStar Therapeutics Press Release
November 14, 2002

forward-looking statements, whether as a result of new information, future events or otherwise. Further information on factors that could affect GenStar’s results are included in GenStar’s Annual Report on Form 10-K for the year ended December 31, 2001, on file with the Securities and Exchange Commission.

Additional Information

GenStar plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and VGI expects to mail a Proxy Statement to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement when they are available. The Registration Statement and Proxy Statement will contain important information about GenStar, VGI, the merger and related matters. Investors and security holders will be able to obtain free copies of the Registration Statement through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

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